Exhibit 1.1

For immediate release

Mittal Steel announces US$3.2 billion credit facility

21 January 2005 — Mittal Steel Company N.V. (“Mittal Steel”) today announces that it has mandated ABN AMRO, Citigroup Global Markets Limited, Deutsche Bank AG London and HSBC Bank plc (as Mandated Lead Arrangers and Bookrunners) and CSFB and UBS Limited (as Mandated Lead Arrangers) to arrange a US$3.2 billion unsecured revolving credit facility (“the Facility”). The Facility has been fully underwritten by the Mandated Lead Arrangers. It is expected to launch to the market at the end of January.

The Facility will be used to finance the cash portion of the consideration payable in connection with the proposed merger with International Steel Group Inc. (“ISG”), to refinance certain existing indebtedness of Mittal Steel and its subsidiaries and for general corporate purposes. The Facility will have a maturity of 5 years and the margin will be based on a rating grid. Mittal Steel is currently rated BBB (positive outlook) by S&P.

Mittal Steel’s US$4.5 billion proposed merger with ISG is subject to approval by the shareholders of ISG and Mittal Steel. The transaction is expected to be completed by the end of the first quarter of 2005.

Following completion of the proposed merger, the combined group, which will retain its listing on the NYSE and Euronext Amsterdam (ticker: MT) will be the largest steel company in the world by market capitalisation and steel shipments. The group has pro forma total steel shipments of 43 million tons and pro forma revenues of US$22.5 billion (for the nine months ended September 30, 2004). Mittal Steel has operations in 14 countries on four continents; countries include Canada, The Czech Republic, France, Germany, Kazakhstan, Poland, South Africa and the USA.

About Mittal Steel Company

Mittal Steel Company is the world’s most global steel company. Formed from the combination of Ispat International N.V. and LNM Holdings N.V., the company has operations in fourteen countries, on four continents. Mittal Steel encompasses all aspects of modern steelmaking, to produce a comprehensive portfolio of both flat and long steel products to meet a wide range of customer needs. It serves all the major steel consuming sectors, including automotive, appliance, machinery and construction.

For the first nine months of 2004, Mittal Steel had revenues of approximately US$16 billion and steel shipments of 32 million tons. The company trades on the New York Stock Exchange and the Euronext Amsterdam under the ticker symbol “MT”.

Safe Harbor Statement

This press release contains “forward-looking” statements concerning certain matters, including the availability of the financing and the completion of the proposed merger of ISG with Mittal Steel and the timing thereof. Such forward-looking statements reflect various assumptions of management concerning future events, and are subject to significant business, economic and competitive risks, uncertainties and contingencies, many of which are unknown and beyond our control. For more detailed information on the risks and uncertainties associated with the proposed merger of ISG with Mittal Steel and Mittal Steel’s and ISG’s business activities see Mittal Steel’s reports filed with the SEC. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

Mittal Steel has filed with the Securities and Exchange Commission a registration statement on Form F-4 that includes a preliminary proxy statement of ISG and a preliminary prospectus of Mittal Steel and other relevant documents in connection with the proposed merger involving Mittal Steel and ISG. In addition, Mittal Steel will publish and make available to shareholders of Mittal Steel, and file with Euronext Amsterdam N.V., a prospectus and shareholders circular. Investors and security holders are urged to carefully read the prospectus regarding the proposed merger when it becomes available because it will contain important information and to exclusively base their investment decision on this prospectus once available. Investors and security holders of Mittal Steel and ISG are urged to read the definitive proxy statement and prospectuses and other relevant materials when they become available because they will contain important information about Mittal Steel and ISG and the proposed merger. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. Mittal Steel and ISG and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the ISG stockholders with respect to the proposed merger. Information regarding the interests of these officers and directors in the proposed merger is included in the preliminary proxy statement/prospectus contained in the above-referenced registration statement on Form F-4 initially filed with the SEC on December 14, 2004. You may obtain documents filed with the SEC by Mittal Steel free of charge if you request them in writing from Mittal Steel Company N.V., 15th Floor, Hofplein 20, 3032 AC Rotterdam, The Netherlands, or by telephone at +31 10 217 8800. You may also obtain documents filed with the SEC by ISG free of charge if you request them in writing from Investor Relations, International Steel Group Inc., 4020 Kinross Lakes, Parkway, Richfield, Ohio 44286-9000, or by telephone at (330) 659-7430.

For further information, please contact:
Nicola Davidson T +44 (0)20 7543 1162